SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)


                         FIRSTCITY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   33761X107
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JAMES T. SARTAIN
                        FIRST CITY FINANCIAL CORPORATION
                               6400 IMPERIAL DRIVE
                                WACO, TEXAS 76712
                                 (254) 751-1750
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                   MAY 8, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



HOFS02...:\92\54892\0004\2166\SEC5148R.580

---------------------------                        -------------------------
CUSIP NO.    33761X107                13D           Page 2 of 12 Pages
---------------------------                        -------------------------

==============================================================================
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               JAMES R. HAWKINS     ###-##-####
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) X

                                                                (b)

------------------------------------------------------------------------------
   3      SEC USE ONLY


------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*


------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA
------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                 949,570 SHARES OF COMMON STOCK
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                --------------------------------------------------------------
                    8     SHARED VOTING POWER


                --------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                               949,570 SHARES OF COMMON STOCK
                --------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               949,570 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               [ ]

------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               12.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
               IN

==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                        -------------------------
CUSIP NO.    33761X107                13D           Page 3 of 12 Pages
---------------------------                        -------------------------

==============================================================================
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               JAMES T. SARTAIN     ###-##-####
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) X

                                                                (b)

------------------------------------------------------------------------------
   3      SEC USE ONLY


------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*


------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA
------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                 352,317 SHARES OF COMMON STOCK
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                --------------------------------------------------------------
                    8     SHARED VOTING POWER


                --------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                               352,317 SHARES OF COMMON STOCK
                --------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          352,317 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                              [ ]

------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.7%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
               IN

==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                        -------------------------
CUSIP NO.    33761X107                13D           Page 4 of 12 Pages
---------------------------                        -------------------------

==============================================================================
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               ATARA I, LTD.    74-2637686
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) X

                                                                (b)

------------------------------------------------------------------------------
   3      SEC USE ONLY


------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*


------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               TEXAS
------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                --------------------------------------------------------------
                    8     SHARED VOTING POWER

                              342,397 SHARES OF COMMON STOCK
                --------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER


                --------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                               342,397 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          342,397 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               [ ]

------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
               PN

==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                        -------------------------
CUSIP NO.    33761X107                13D           Page 5 of 12 Pages
---------------------------                        -------------------------

==============================================================================
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               RICK HAGELSTEIN
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) X

                                                                (b)

------------------------------------------------------------------------------
   3      SEC USE ONLY


------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*


------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                --------------------------------------------------------------
                    8     SHARED VOTING POWER

                              352,317 SHARES OF COMMON STOCK
                --------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER


                --------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                               352,317  SHARES OF COMMON STOCK
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          352,317 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]

------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.7%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
               IN

==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                        -------------------------
CUSIP NO.    33761X107                13D           Page 6 of 12 Pages
---------------------------                        -------------------------

==============================================================================
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               ATARA CORPORATION
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) X

                                                                (b)

------------------------------------------------------------------------------
   3      SEC USE ONLY


------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*


------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               TEXAS
------------------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                --------------------------------------------------------------
                    8     SHARED VOTING POWER

                              342,397 SHARES OF COMMON STOCK
                --------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER


                --------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                               342,397 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          342,397 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
               CO

==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          PAGE 7 OF 12 PAGES

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


================================================================================


Item 1. Security and Issuer.


            This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of FirstCity Financial Corporation, a Delaware corporation ("FirstCity" or the "Issuer"). The principal executive offices of FirstCity are located at 6400 Imperial Drive, Waco, Texas 76712.


Item 2. Identity and Background.

            (a)-(c) This Statement is filed by James R. Hawkins ("Hawkins"), James T. Sartain ("Sartain"), ATARA I, LTD., a Texas limited partnership ("ATARA"), Rick R. Hagelstein and ATARA Corporation, a Texas corporation ("ATARA Corp."). Hawkins, Sartain, ATARA, Hagelstein and ATARA Corp. are referred to collectively herein as the "Reporting Persons."

            Hawkins' business address is 6400 Imperial Drive, Waco, Texas 76712. Hawkins' present principal occupation is serving as Chairman of the Board and Chief Executive Officer of FirstCity, whose principal business is the acquisition, management and disposition of distressed asset portfolios, and whose address is 6400 Imperial Drive, Waco, Texas 76712. Mr. Hawkins is a citizen of the United States of America.

            Sartain's business address is 6400 Imperial Drive, Waco, Texas 76712. Sartain's present principal occupation is serving as President and Chief Operating Officer of FirstCity, whose principal business is the acquisition, management and disposition of distressed asset portfolios, and whose address is 6400 Imperial Drive, Waco, Texas 76712. Mr. Sartain is a citizen of the United States of America.

            ATARA is principally engaged in the investment in Common Stock of FirstCity. The address of ATARA's principal business and principal office is P.O. Box 8216, Waco, Texas 76714.

                                                          PAGE 8 OF 12 PAGES


            The sole general partner of ATARA is ATARA Corp., a Texas corporation. ATARA Corp. is principally engaged in the investment in Common Stock of FirstCity. The address of ATARA Corp.'s principal business and of its principal office is P.O. Box 8216, Waco, Texas 76714.

            Mr. Hagelstein's business address is 6400 Imperial Drive, Waco, Texas 76712. Mr. Hagelstein's present principal occupation is serving as Executive Vice-President of FirstCity, whose principal business is the acquisition, management and disposition of distressed asset portfolios, and whose address is 6400 Imperial Drive, Waco, Texas 76712. Mr. Hagelstein is a citizen of the United States of America.

            Attached as Appendix A to Item 2 is information concerning the executive officers, directors and principal shareholders of ATARA Corp. in response to Item 2 and General Instruction C to Schedule 13D.

            (d)-(e) No Reporting Person and none of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.


            Not applicable.


Item 4. Purpose of Transaction.


            Not applicable.


Item 5. Interest in Securities of the Issuer.


            (a) The Reporting Persons beneficially own a combined aggregate of 1,654,204 shares of Common Stock or approximately 21.8% of the Common Stock outstanding as of May 8, 1998 based on information regarding the number of outstanding shares of Common Stock upon completion of the Company's public offering (the "Offering") of Common Stock which consummated May 8, 1998, as set forth in the Prospectus, dated May 5, 1998, relating to such Offering.

            Hawkins beneficially owns an aggregate of 949,570 shares of Common Stock or 12.5% of the Common Stock outstanding as of May 8, 1998. 9,000 and 506 of such shares of Common Stock, respectively, may be acquired within 60 days of the Measurement Date (as defined in the Company's 1995 Stock Option and Award
Plan) upon

                                                          PAGE 9 OF 12 PAGES



the exercise of options granted under the Company's 1995 Stock Option and Award Plan and upon the exercise of warrants to purchase Common Stock.

            Sartain beneficially owns an aggregate of 352,317 shares of Common Stock or 4.7% of the Common Stock outstanding as of May 8, 1998. 9,920 and 506 of such shares of Common Stock, respectively, may be acquired within 60 days of the Measurement Date upon the exercise of options granted under the Company's 1995 Stock Option and Award Plan and upon the exercise of warrants to purchase Common Stock.

            Rick R. Hagelstein beneficially owns an aggregate of 352,317 shares of Common Stock or 4.7% of the Common Stock outstanding as of May 8, 1998. 9,920 of such shares may be acquired within 60 days of the Measurement Date upon the exercise of options granted under the Company's 1995 Stock Option and Award Plan.

            ATARA and ATARA Corp. each beneficially owns an aggregate of 342,397 shares of Common Stock or 4.5% of the Common Stock outstanding as of May 8, 1998.


            (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth in the cover pages and such information is incorporated herein by this reference. The shares of Common Stock beneficially owned by ATARA, ATARA Corp. and Mr. Hagelstein are owned directly by ATARA. ATARA Corp. may be deemed to beneficially own such shares by virtue of being the sole general partner of ATARA. Mr. Hagelstein may be deemed to beneficially own such shares by virtue of being the Chairman and President of ATARA Corp., by virtue of owning 33.34% of the outstanding common stock of ATARA Corp., and by reason of the fact that his wife is the only other officer or director of ATARA Corp., and owns 33.33% of the outstanding shares of Common Stock of ATARA Corp.


            (c) James R. Hawkins, James T. Sartain and ATARA each sold an aggregate of 86,875, 30,003 and 30,003 shares of Common Stock, respectively, at a price of $30.75 per share in the Offering on May 8, 1998. Rick R. Hagelstein and ATARA Corp. were deemed to have sold 30,003 shares of Common Stock at a price of $30.75 per share in the Offering.


            (d) Not applicable.

            (e) Not applicable.


Item 6. Material to be Filed as Exhibits.

            (1)   Joint Filing Agreement

                                                           PAGE 10 OF 12 PAGES


                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 10, 1998


                                    /s/ James R. Hawkins
                                    -------------------------------
                                    James R. Hawkins


                                    /s/ James T. Sartain
                                    -------------------------------
                                    James T. Sartain



                                    ATARA I, LTD.

                                    By:   ATARA CORPORATION, general partner

                                    By: /s/ Rick R. Hagelstein
                                       -------------------------------
                                        Rick R. Hagelstein, President


                                    /s/ Rick R. Hagelstein
                                    -------------------------------
                                    Rick R. Hagelstein



                                    ATARA CORPORATION

                                    By: /s/ Rick R. Hagelstein
                                       -------------------------------
                                        Rick R. Hagelstein, President

                                                         PAGE 11 OF 12 PAGES

                              APPENDIX A TO ITEM 2


            The following sets forth information with respect to the executive officers, directors and principal shareholders of ATARA Corporation, which is the general partner of ATARA I Ltd.

            Rick R. Hagelstein is Chairman of the Board of Directors and President of ATARA Corp., and owns 33.34% of the outstanding common stock of ATARA Corp. Information regarding Mr. Hagelstein is set forth in Item 2 hereto. Thomasue Hagelstein, Mr. Hagelstein's wife, is the other director and secretary-treasurer of ATARA Corp. Mrs. Hagelstein owns 33.33% of the outstanding common stock of ATARA Corp. Her address is: 732 Baylor Amp Road, China Spring, TX 76633.

                                                           PAGE 12 OF 12 PAGES


                                  EXHIBIT INDEX


Exhibit No.                           Exhibit
-----------                           -------

      1 Joint Filing Agreement (incorporated by reference to Exhibit 5 to the Schedule 13D filed on behalf of the Reporting Persons on July 3, 1995)